Effective July 13, 2015, the Portfolios primary investment objective is to seek to provide current income that exceeds the average yield on global stocks. The Portfolios secondary objective is to seek to provide long term capital appreciation.

The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 75 percent of its assets in equity and equity-related securities, including common and preferred stock (and securities convertible into, or that Pacific Investment Management
Company LLC (PIMCO) expects to be exchanged for, common or preferred stock), as well as securities issued by real estate investment trusts, master limited partnerships and other equity trusts and depositary receipts. The Portfolio may invest in securities issued by large capitalization, mid capitalization and small capitalization companies.
When making equity investments, PIMCO uses bottom up, fundamental analysis to seek to identify attractively valued issuers that currently pay dividends and have the potential for earnings and dividend growth over time. PIMCO seeks to increase portfolio diversification by investing in companies that are in various stages of the business life cycle. PIMCO also seeks to incorporate its extensive global macro insights into the portfolio construction process.

The Portfolio may also invest in Fixed Income Instruments of varying maturities. Fixed Income Instruments include bonds, debt securities and other similar instruments issued by various U.S. and non U.S.
public or private sector entities. The debt investments of the Portfolio may include investment grade securities and high yield securities
(junk bonds) of any rating.
The Portfolio may also invest in derivative instruments, such as options, futures contracts, swap agreements, equity linked notes, equity linked securities and participatory notes, consistent with its investment objectives. The Portfolio may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales. The Portfolio may also enter into reverse repurchase agreements and lend portfolio securities.

The Portfolio may invest a significant portion of its assets in securities and instruments that are economically tied to foreign (non U.S.)
countries. The Portfolio may also invest in securities and instruments that are economically tied to emerging market countries. The Portfolio may obtain foreign currency exposure (from non U.S. dollar denominated securities or currencies) without limitation.